SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

Brock M. Degeyter

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,865,000	$4,655.28

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $119.55, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) as of June 11, 2020, and 300,000, the total amount of issued and outstanding Series A Preferred Units. The amount of the filing fee assumes that all of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The registration fee was paid on June 19, 2020 in connection with the filing by the Partnership of the original Schedule TO-I.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,655.28	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: June 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 19, 2020 by Summit Midstream Partners, LP (the “Partnership”), as amended by the Amendment No. 1 to Schedule TO filed on June 19, 2020 (“Amendment No. 1”), in connection with its offer to exchange, on the terms and subject to the conditions set forth in the Offer to Exchange, dated June 18, 2020 (as it may be supplemented and amended from time to time, including by this Amendment No. 2, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be supplemented and amended from time to time, including by this Amendment No. 2, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), any and all of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”).

Among other things, this Amendment No. 2 is being filed to reflect an increase of the exchange consideration. For each Series A Preferred Unit properly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on July 17, 2020 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by the Partnership, participating holders of Series A Preferred Units will receive 200 common units representing limited partner interests in the Partnership (the “Common Units”) for each Series A Preferred Unit properly tendered, which is an increase of 50 Common Units, or 33% more than the previous offer of 150 Common Units for each Series A Preferred Unit properly tendered. Except as provided herein and in Amendment No. 1, the information contained in the Offering Documents remains unchanged by this Amendment No. 2. You should read this Amendment No. 2 together with the Offering Documents and Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Exchange.

Items 1 through 9 and Item 11.

Amendments to the Offer to Exchange

1. References to an Exchange Consideration of 150 Common Units per Series A Preferred Unit properly tendered (and not validly withdrawn) prior to the Expiration Date are hereby amended and replaced with 200 Common Units per Series A Preferred Unit, and any calculations using an assumed Exchange Consideration of 150 Common Units per Series A Preferred Unit shall now reflect an Exchange Consideration of 200 Common Units per Series A Preferred Unit.

2. The fifth paragraph on the cover page of the Offer to Exchange is hereby amended to remove subpart (b), including the disclosure below, and to renumber the subsequent subparts (b), (c) and (d), respectively:

(b) any material adverse change in the market price of our Common Units in U.S. securities or financial markets,

3. In the fifth paragraph on the cover page of the Offer to Exchange, former subpart (e), now subpart (d), is hereby amended to remove the following language:

, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak,

4. In the fifth paragraph on the cover page of the Offer to Exchange, former subpart (e), now subpart (d), is hereby amended and restated, including to add the language “in our reasonable judgment,” as follows:

(d) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.

5. The first paragraph beginning on page 2 of the Offer to Exchange is hereby amended to remove the following sentence:

If any fractional Common Unit would be issuable to a participating holder upon the exchange of its Series A Preferred Units, the number of Common Units to be issued to such participating holder will be rounded down to the nearest whole number.

6. The section titled “Summary Terms of the Exchange Offer — Fractional Common Units” on page 8 of the Offer to Exchange is hereby amended to remove the following sentence:

If any fractional Common Unit would be issuable to a participating holder upon the exchange of its Series A Preferred Units, the number of Common Units to be issued to such participating holder will be rounded down to the nearest whole number.

7. The paragraph titled “The Exchange Offer — Fractional Common Units” on page 29 of the Offer to Exchange is hereby amended to remove the following sentence:

If any fractional Common Unit would be issuable to a participating holder upon the exchange of its Series A Preferred Units, the number of Common Units to be issued to such participating holder will be rounded down to the nearest whole number.

8. The last sentence of the first paragraph under the section titled “Conditions to the Exchange Offer” on page 32 of the Offer to Exchange is hereby amended to remove the phrase “in our reasonable discretion,” and is hereby amended and restated as follows:

We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of Series A Preferred Units properly tendered (and not validly withdrawn) prior to the Expiration Date, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us:

9. The second sub-bullet under the last bullet under “The Exchange Offer—Conditions to the Exchange Offer” including the disclosure below shall be removed:

any material adverse change in the price of our Common Units in U.S. securities or financial markets;

10. The last sub-bullet under the last bullet under “The Exchange Offer—Conditions to the Exchange Offer” is hereby amended to remove the following language:

, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak,

11. The last sub-bullet under the last bullet under “The Exchange Offer—Conditions to the Exchange Offer” is hereby amended and restated, including to add the language “in our reasonable judgment,” as follows:

a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.

Amendments to the Letter of Transmittal

1. References to an Exchange Consideration of 150 Common Units per Series A Preferred Unit properly tendered (and not validly withdrawn) prior to the Expiration Date are hereby amended and replaced with 200 Common Units per Series A Preferred Unit, and any calculations using an assumed Exchange Consideration of 150 Common Units per Series A Preferred Unit shall now reflect an Exchange Consideration of 200 Common Units per Series A Preferred Unit.

2. In the sixth paragraph on page 2 of the Letter of Transmittal, subpart (b), including the disclosure below, shall be removed, and the subsequent subparts renumbered (b), (c) and (d), respectively:

(b) any material adverse change in the market price of our Common Units in U.S. securities or financial markets,

3. In the sixth paragraph on page 2 of the Letter of Transmittal, former subpart (e), now subpart (d), is hereby amended to remove the following language:

, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak,

4. In the sixth paragraph on page 2 of the Letter of Transmittal, former subpart (e), now subpart (d), is hereby amended and restated, including to add the language “in our reasonable judgment,” as follows:

(d) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.

Item 7. Source and Amount of Funds or Other Consideration.

Section (a) of Item 7 of the Schedule TO is hereby amended and restated as follows:

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections titled “The Exchange Offer — Terms of the Exchange Offer” and “Questions and Answers About the Exchange Offer” are incorporated herein by reference. Assuming full participation in the Exchange Offer, the Partnership will issue 60 million Common Units as consideration for the Exchange Offer.

Item 12. Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated June 18, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)(i)	Press Release, dated June 18, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 18, 2020).

(a)(2)(ii)**	Script of Conference Call Regarding Offer to Exchange.

(a)(2)(iii)**	Investor Presentation Regarding Offer to Exchange.

(a)(5)(i)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2019 (incorporated herein by reference to the Partnership’s filing with the SEC on March 9, 2020).

(a)(5)(ii)	The Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (incorporated herein by reference to the Partnership’s filing with the SEC on May 8, 2020).

(a)(5)(iii)	Press Release, dated July 1, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on July 1, 2020).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMP TopCo, LLC (Incorporated herein by reference to Exhibit 10.6 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(4)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.7 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

d(5)	Term Loan Agreement, dated as of March 21, 2017, among Summit Midstream Partners Holdings, LLC, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (Incorporated herein by reference to Exhibit 10.9 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

d(6)	Guarantee and Collateral Agreement, dated as of March 21, 2017, by and among Summit Midstream Partners Holdings, LLC, as grantor, Summit Midstream Partners, LLC, as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch, as collateral agent (Incorporated herein by reference to Exhibit 10.10 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on June 19, 2020.
**	Previously filed with the Amendment 1 to Schedule TO on June 19, 2020.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2020

Summit Midstream Partners, LP
By: Summit Midstream GP, LLC (its general partner)

/s/ Leonard W. Mallett
Leonard W. Mallett, Executive Vice President and Chief Operations Officer